UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GSX Techedu Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

36257Y 109**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 36257Y 109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The New York Stock Exchange under the symbol “GSX.” Every three ADSs represent two Class A ordinary shares of the Issuer. The CUSIP number of Class A ordinary shares is G4165J 104.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Origin Beyond Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,481,376
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,481,376
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,481,376(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.5%.(2) The voting power of the shares beneficially owned represent 0.3% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)

Represents 2,481,376 Class A ordinary shares directly held by Origin Beyond Limited, a company incorporated in the British Virgin Islands. Origin Beyond Limited is ultimately held upon the terms of Origin Beyond Trust, a trust established under a trust deed made between the Issuer and Maples Trustee Services (Cayman) Limited as trustee. The beneficiaries of Origin Beyond Trust include the employees of the Issuer. The trust deed by which Origin Beyond Trust was established provides that the trustee shall not exercise the voting rights attached to the shares in Origin Beyond Limited (except in certain limited circumstances for administrative purposes and so as to comply with any other duties that the trustee may have under the Origin Beyond Trust) which, in turn, holds 2,481,376 Class A ordinary shares of the Issuer unless otherwise directed by the advisory committee established under the trust deed and which currently comprises the following authorized representatives of our company, namely Mr. Tong Liu, Ms. Yan Liu and Mr. Zihui Feng, each of whom is an employee of our company. The registered address of Origin Beyond Limited is at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer’s issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

Item 1(a).	Name of Issuer:

GSX Techedu Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Tower C, Beyondsoft Building, 7 East Zone

10 Xibeiwang East Road, Haidian District, Beijing 100193

People’s Republic of China

Item 2(a).	Name of Person Filing:

Origin Beyond Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Origin Beyond Limited

Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173

Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

Origin Beyond Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”).

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

36257Y 109

This CUSIP number applies to the American Depositary Shares of the Issuer (“ADSs”), every three ADSs representing two Class A Ordinary Shares of the Issuer. The CUSIP number of Class A ordinary shares is G4165J 104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting person is provided as of December 31, 2020:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Origin Beyond Limited	2,481,376	(1)	1.5	%(2)	0.3	%(3)	2,481,376	(1)	0	2,481,376	(1)	0

(1)

Represents 2,481,376 Class A Ordinary Shares. Origin Beyond Limited is ultimately held upon the terms of the Origin Beyond Trust, a trust established under established under the laws of Cayman Islands and managed by Maples Trustee Services (Cayman) Limited as the trustee. The Issuer is the settlor of Origin Beyond Trust. The beneficiaries of Origin Beyond Trust include employees of the Issuer. Under the terms of this trust, the trustee shall not exercise the voting rights attached to the shares in Origin Beyond Limited (except in certain limited circumstances for administrative purposes and so as to comply with any other duties that the trustee may have under the Origin Beyond Trust) which, in turn, holds 2,481,376 Class A ordinary shares of the Issuer unless otherwise directed by the advisory committee established under the trust deed and which currently comprises the following authorized representatives of the Issuer, namely Mr. Tong Liu, Ms. Yan Liu and Mr. Zihui Feng, each of whom is an employee of the Issuer.

(2)

The percentage of the class of securities beneficially owned by the reporting person is based on a total of 169,761,062 outstanding ordinary shares, being the sum of 96,455,774 Class A Ordinary Shares and 73,305,288 Class B Ordinary Shares of the Issuer outstanding as of December 31, 2020 as a single class. In computing the percentage ownership of the reporting person, we have included shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2020.

(3)

For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

Origin Beyond Limited

By:	/s/ Peter Goddard
Name:	Peter Goddard
Title:	Authorised Signatory on behalf of Titan Directors Limited as Director

[Signature Page to Schedule 13G/A]